Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 22, 2014	Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679 bhallowell@graco.com

Graco Reports Record Third Quarter Sales and Earnings

Operating Earnings for Quarter Up 13 Percent on 9 Percent Sales Growth

MINNEAPOLIS, MN (October 22, 2014) - Graco Inc. (NYSE: GGG) today announced results for the quarter and nine months ended September 26, 2014.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Thirty-nine Weeks Ended
	Sep 26, 2014	Sep 27, 2013	% Change	Sep 26, 2014	Sep 27, 2013	% Change

Net Sales	$302.6	$277.0	9%	$915.1	$832.1	10%
Operating Earnings	78.9	69.7	13%	239.5	216.4	11%
Net Earnings	59.6	56.1	6%	176.5	166.1	6%
Diluted Net Earnings per Common Share	$0.97	$0.89	9%	$2.85	$2.65	8%

—	Sales increased in all reportable segments and regions for both the quarter and the year-to-date.

—	Gross margin rate for the quarter was up slightly from last year. Year-to-date gross margin rate was slightly lower than last year due to purchase accounting, lower margins from acquired operations and changes in product mix.

—	Operating earnings for the quarter increased 13 percent on a 9 percent increase in sales.

—	Effective income tax rates were higher than last year, reflecting the federal R&D credit in 2013 that was not renewed for 2014 and additional benefit from U.S. business credits in 2013.

—	In the first 9 months of the year, the Company returned $142 million to investors through Company stock repurchases, acquired a business for $65 million and paid dividends of $50 million.

—	In October, subsequent to third quarter-end, the Company announced:
-	The acquisition of Alco Valves Group, a U.K. based manufacturer of high quality, high pressure valves used in the oil and natural gas industry, for £72 million cash.
-	A final order from the FTC to divest Liquid Finishing business assets that were acquired in 2012.
-	A definitive agreement to sell its investment in Liquid Finishing businesses for $590 million cash, subject to regulatory approval and other customary closing conditions.

“Growth in all regions and reportable segments led to Graco’s thirteenth consecutive quarter of achieving record quarterly sales,” said Patrick J. McHale, Graco’s President and CEO. “Our strongest performing region remains the Americas, both for the quarter and year-to-date, driven by double-digit organic sales growth in the Contractor and Lubrication segments. In Asia Pacific, double-digit quarterly sales growth from the Industrial segment pushed the region to positive growth year-to-date. While the EMEA region posted organic growth in the low single digits in the third quarter, the pace of growth has slowed from the first half of the year, reflecting softening macroeconomic conditions in the region as well as geopolitical concerns.”

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Consolidated Results

Sales for the quarter increased 9 percent, including increases of 12 percent in the Americas, 4 percent in EMEA (3 percent at consistent translation rates) and 7 percent in Asia Pacific (6 percent at consistent translation rates). Year-to-date sales increased 10 percent, including increases of 14 percent in the Americas, 8 percent in EMEA (5 percent at consistent translation rates) and 2 percent in Asia Pacific. Sales from operations acquired in the fourth quarter of 2013 and the first quarter of 2014 totaled $9 million for the quarter and $26 million year-to-date, contributing 3 percentage points of growth in each of those periods.

Gross profit margin rate for the quarter was 55 percent, up slightly from the comparable period last year. Year-to-date gross margin rate was also 55 percent, slightly lower than last year due to the effects of purchase accounting, lower margins from acquired operations and changes in product mix.

Total operating expenses for the quarter were $6 million (7 percent) higher than third quarter last year. Year-to-date operating expenses were $19 million (8 percent) higher than last year. Increases for both the quarter and year-to-date are mostly due to expenses of acquired operations and spending on regional and product growth initiatives. As a percentage of sales, total operating expenses for both the quarter and year-to-date were down by one-half percentage point compared to comparable periods of last year.

Other expense (income) included dividends received from the Liquid Finishing businesses that are held separate from the Company’s other businesses. Such dividends totaled $9 million for the quarter and $24 million year-to-date, consistent with the comparable periods of last year.

The effective income tax rate of 28 percent for the quarter was 4 percentage points higher than the comparable period last year. The increase resulted from the impacts of the federal R&D credit that was not renewed for 2014 and the additional benefit from U.S. business credits in 2013. The effective year-to-date income tax rate of 29 percent was 2 percentage points higher than last year. Last year’s rate included the favorable impact of the R&D credit that was renewed in 2013 retroactive to the beginning of 2012.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Thirty-nine Weeks
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication

Net sales (in millions)	$174.3	$99.4	$28.9	$532.4	$295.4	$87.2
Percentage change from last year
Sales	11%	7%	6%	11%	10%	6%
Operating earnings	11%	9%	16%	7%	12%	15%
Operating earnings as a percentage of sales
2014	32%	23%	22%	32%	24%	23%
2013	32%	23%	20%	33%	23%	21%

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Industrial segment sales for the quarter increased 11 percent, with increases of 14 percent in the Americas, 5 percent in EMEA (3 percent at consistent translation rates) and 15 percent in Asia Pacific. Year-to-date sales increased 11 percent, with increases of 17 percent in the Americas, 8 percent in EMEA (5 percent at consistent translation rates) and 4 percent in Asia Pacific. Results for 2014 included the operations of QED Environmental Systems, acquired at the beginning of fiscal 2014, and EcoQuip, acquired at the end of fiscal 2013. Acquired operations contributed $9 million to sales in this segment for the quarter and $26 million year-to-date (6 percentage points of growth for the quarter and 5 percentage points for the year-to-date). Year-to-date operating margin rate for the Industrial segment decreased slightly compared to last year due to lower margins on acquired operations, including the impact of non-recurring acquisition-related inventory valuation adjustments, and other investments in regional and product expansion.

Contractor segment sales for the quarter increased 7 percent, primarily from increases in the Americas. Year-to-date sales increased 10 percent with increases in the Americas and EMEA. Year-to-date operating margin rate in the Contractor segment was slightly higher than the rate last year. The favorable effects of higher sales volume and expense leverage were partially offset by unfavorable effects of product mix.

Lubrication segment sales increased 6 percent for both the quarter and year-to-date, mostly from increases in the Americas. Higher sales volume, improved gross margin rate and expense leverage led to a higher year-to-date operating margin rate in the Lubrication segment.

Subsequent Events

In April 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc. The acquisition included Powder Finishing and Liquid Finishing equipment operations, technologies and brands. Results of the Powder Finishing business have been included in the Industrial segment since the date of acquisition. Pursuant to a March 2012 order, the Liquid Finishing businesses were to be held separate from the rest of Graco’s businesses while the United States Federal Trade Commission (“FTC”) considered a settlement with Graco and determined which portions of the Liquid Finishing business Graco must divest.

Subsequent to the end of the third quarter, the FTC approved a final decision and order that became effective on October 9, 2014. Pursuant to the final order, Graco must sell the Liquid Finishing business assets within 180 days of the effective date. Graco will continue to hold the Liquid Finishing businesses separate and maintain them as viable and competitive until a sale process is complete. The Liquid Finishing business assets are held as a cost-method investment on Graco’s balance sheet, and income is recognized based on dividends received from current earnings. Once the Company completes the sale of its investment, there will be no further dividends from Liquid Finishing.

On October 8, 2014, the Company announced it had signed a definitive agreement to sell the Liquid Finishing business assets for $590 million cash, subject to regulatory approval and other customary closing conditions. The sale transaction is expected to close no later than the first quarter of 2015, in compliance with the FTC’s final decision and order.

On October 1, 2014, the Company acquired the stock of Alco Valves Group (Alco) for £72 million cash, subject to normal post-closing purchase price adjustments. Alco is a United Kingdom (U.K.) based manufacturer of high quality, high pressure valves used in the oil and natural gas industry and in other industrial processes. Alco’s products and business relationships will enhance Graco’s position in the oil and natural gas industry and complement Graco’s core competencies of designing and manufacturing advanced flow control technologies. Alco revenues for the most recent trailing twelve months were approximately £19 million. Results of Alco operations will be included in the Company’s Industrial segment starting from the date of acquisition.

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Outlook

“We expect mid-single digit organic growth in the fourth quarter, consistent with the second half outlook announced previously” said Mr. McHale. “With the benefit of the three acquisitions that Graco has closed in the last year, including Alco Valves that was acquired in October, total company sales should grow at a double-digit pace in the final quarter of the year. We remain positive on the U.S. housing market and the U.S. economy, while macroeconomic conditions, ongoing geopolitical concerns and currency are expected to be a headwind in the EMEA region.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, our Form 10-Qs and Form 8-Ks, and other disclosures, including our 2013 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: changes in laws and regulations; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; whether we are able to effectively and timely complete a divestiture of the acquired Liquid Finishing businesses, which has not been completed and remains subject to FTC approval; political instability; new entrants who copy our products or infringe on our intellectual property; supply interruptions or delays; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business; compliance with anti-corruption laws; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction and automotive industries; security breaches and natural disasters. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2013 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

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Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 23, 2014, at 10:00 a.m. CT, 11:00 a.m. ET, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 1:00 p.m. CT on October 23, 2014, by dialing 888-203-1112, Conference ID #9078737, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through October 27, 2014.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

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GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
(in thousands, except per share amounts)	Sep 26, 2014	Sep 27, 2013	Sep 26, 2014	Sep 27, 2013

Net Sales	$302,614	$277,035	$915,125	$832,101
Cost of products sold	136,800	126,162	413,149	371,845

Gross Profit	165,814	150,873	501,976	460,256
Product development	13,785	12,508	40,349	37,396
Selling, marketing and distribution	47,466	44,297	143,311	132,207
General and administrative	25,656	24,342	78,856	74,213

Operating Earnings	78,907	69,726	239,460	216,440
Interest expense	4,566	4,450	13,830	13,837
Other expense (income), net	(8,210)	(8,425)	(22,402)	(23,671)

Earnings Before Income Taxes	82,551	73,701	248,032	226,274
Income taxes	23,000	17,600	71,500	60,200

Net Earnings	$59,551	$56,101	$176,532	$166,074

Net Earnings per Common Share
Basic	$0.99	$0.91	$2.92	$2.71
Diluted	$0.97	$0.89	$2.85	$2.65
Weighted Average Number of Shares
Basic	59,928	61,333	60,401	61,222
Diluted	61,542	62,996	62,003	62,748

Segment Information (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sep 26, 2014	Sep 27, 2013	Sep 26, 2014	Sep 27, 2013

Net Sales
Industrial	$174,251	$156,654	$532,440	$480,500
Contractor	99,414	92,942	295,441	269,068
Lubrication	28,949	27,439	87,244	82,533

Total	$302,614	$277,035	$915,125	$832,101

Operating Earnings
Industrial	$54,959	$49,429	$167,737	$156,178
Contractor	23,358	21,459	69,897	62,370
Lubrication	6,369	5,497	19,803	17,285
Unallocated corporate (expense)	(5,779)	(6,659)	(17,977)	(19,393)

Total	$78,907	$69,726	$239,460	$216,440

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

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